UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Orchids Paper Products Company

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

68572N104

(CUSIP Number)

Mario Armando Garcia

c/o Orchids Paper Products Company

4826 Hunt Street

Pryor, Oklahoma 74361

(918) 825-0616

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68572N104
1		Names of Reporting Persons. Mario Armando Garcia
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3		SEC Use Only.
4		Source of funds OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization. Mexico
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 279,433 (1)
	8	Shared Voting Power: 411,650 (2)
	9	Sole Dispositive Power: 279,433 (1)
	10	Shared Dispositive Power: 411,650 (2)
11		Aggregate Amount Beneficially Owned by Each Reporting Person. 691,083
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11). 7.9% (3)
14		Type of Reporting Person (See Instructions). IN

(1) Includes option to purchase 5,000 shares of Common Stock which was awarded to Mr. Garcia upon his appointment to the Board of Directors of the Issuer, June 10, 2014.

(2) Fabrica de Papel San Francisco, S.A. de C.V. (“Fabrica”) holds 411,650 of the Shares reported on this Schedule 13D. Elgin Finance & Investment Corp. (“Elgin”) holds 274,433 of the Shares reported on this Schedule 13D. Mr. Garcia is the indirect controlling shareholder of Fabrica and direct controlling shareholder of Elgin and serves as the President of each such entity.

(3) Based on 8,072,559 shares of Common Stock of the Issuer outstanding at April 25, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2014, filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2014.

CUSIP No. 68572N104
1		Names of Reporting Persons. Fabrica de Papel San Francisco, S.A. de C.V. (1)
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3		SEC Use Only.
4		Source of funds OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship of Place of Organization. Mexico
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0
	8	Shared Voting Power: 411,650
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 411,650
11		Aggregate Amount Beneficially Owned by Each Reporting Person. 411,650
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11). 4.7% (2)
14		Type of Reporting Person (See Instructions). CO

(1) Fabrica holds 411,650 of the Shares reported on this Schedule 13D. Mr. Garcia is the president and controlling shareholder of Group Industrial Garcia Franco, SA C.V, which is the controlling shareholder of Fabrica. In addition, Mr. Garcia is the president of Fabrica.

(2) Based on 8,072,559 shares of Common Stock of the Issuer outstanding at April 25, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2014, filed with the Commission on May 1, 2014.

CUSIP No. 68572N104
1		Names of Reporting Persons. Elgin Finance & Investment Corp. (1)
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3		SEC Use Only.
4		Source of funds OO
5		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship of Place of Organization. Panama
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 274,433
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 274,433
	10	Shared Dispositive Power: 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person. 274,433
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11). 3.1% (2)
14		Type of Reporting Person (See Instructions). CO

(1) Elgin holds 274,433 of the Shares reported on this Schedule 13D. Mr. Garcia is the controlling shareholder and president of Elgin.

(2) Based on 8,072,559 shares of Common Stock of the Issuer outstanding at April 25, 20113, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2014, filed with the Commission on May 1, 2014.

Item 1. Security and Issuer

This statement relates to the beneficial ownership of the Common Stock, par value $0.001 per share (the “Shares”) of Orchids Paper Product Company, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 4826 Hunt Street, Pryor, Oklahoma 74361.

Item 2. Identity and Background

(a) – (c) This statement is filed jointly by the following reporting persons (together, the “Reporting Persons”) as permitted by Rule 13d-1(k) promulgated by the Commission under Section 13 of the Securities Exchange Act of 1934. The Reporting Persons are:

Mario Armando Garcia Franco (“Mr. Garcia”)

Fabrica de Papel San Francisco, S.A. de C.V. (“Fabrica”)

Elgin Finance & Investment Corp. (“Elgin”)

The business address of each of the Reporting Persons is km 55 Blvd. Lopez Mateos, Mexicali Baja California, Mexico.

Mr. Garcia is president of Fabrica., which is a tissue manufacturer with its principal executive offices located at KM S.S Blvd Lopez, Mateos, Mexicali, B.C. Mexico.

Mr. Garcia is president of Elgin, which is a holding company with its principal executive offices are located at Third Floor Valentino Building, Elvira Mendes Street, Panama, Republic of Panama.

(d) – (e) Each of the Reporting Persons states that the respective Reporting Person has not, during the last five years been (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Garcia is a citizen of Mexico.

Item 3. Source and Amount of Funds or Other Consideration

On June 3, 2014 (the “Closing Date”), Fabrica acquired 411,650 of the Shares reported in this Schedule 13D pursuant to the terms of an Asset Purchase Agreement by and among Fabrica, the Issuer and Orchids Mexico (DE) Holdings, LLC (“Orchids Mexico Holdings”), a wholly owned subsidiary of the Issuer, dated as of May 5, 2014 (the “Purchase Agreement”). Orchids Mexico Holdings subsequently assigned its rights and obligations under the Purchase Agreement to its affilitate OPP Acquisition Mexico S. de R.L. de C.V. (“Orchids Mexico”). Pursuant to the Purchase Agreement, on the Closing Date, Fabrica sold certain assets to Orchids Mexico , including among other things, a paper making machine, two converting lines, Fabrica’s U.S. customer list, and certain supply agreements with U.S. customers. In connection with the closing of the transaction, Fabrica and its affiliate, Golden Gate Paper Company (“Golden Gate”), also granted the Issuer, Orchids Mexico and their affiliates an exclusive license for the use of all of Fabrica’s and Golden Gate’s trademarks in the United States, and as pursuant to the terms of the Purchase Agreement and a related Supply Agreement entered into between Fabrica and the Issuer on the Closing Date (the “Supply Agreement”), Fabrica has agreed to a covenant not to compete with the Issuer and its affiliates in the United States for a period of time related to the term of the Supply Agreement.

On June 3, 2014 Elgin acquired 274,433 of the Shares reported in this Schedule 13D pursuant to the terms of an Assignment and Assumption Agreement by and between Elgin and the Issuer (the “Assignment and Assumption Agreement”) in exchange for the assignment to the Issuer of Elgin’s supply agreement with Fabrica which provided Elgin with exclusive supply rights to supply Fabrica’s export business. Pursuant to the terms of the Assignment and Assumption Agreement, Elgin has agreed to a covenant not to compete with the Issuer and its affiliates in the United States for a period of time for a period of time related to the term of the Supply Agreement.

On June 10, 2014, upon election to the Board of Directors of the Issuer, the Issuer granted Mr. Garcia an option to acquire 5,000 shares of the Issuer’s common stock pursuant to the Orchids Paper Products Company 2014 Stock Incentive Plan, which option vested immediately upon grant. Mr. Garcia was nominated for election to the Board of Directors of the Issuer pursuant to the terms of the Purchase Agreement.

Item 4. Purpose of Transaction

Each of the Reporting Persons acquired the Shares described in Item 3 above as part of establishing an alliance between Fabrica and the Issuer.  In connection with the establishment of the alliance, the Issuer entered into the Supply Agreement with Fabrica, Mr. Garcia was appointed to the Board of Directors of the Issuer and, as part of the transactions establishing the alliance, Fabrica and Elgin accepted the Shares as for investment purposes. Mr. Garcia does not intend to become the beneficial owner of ten percent (10%) or more of the Issuer’s Common Stock.

The Reporting Persons have no current plans related to any action or transaction that would result in: i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) other than Mr. Garcia’s election to the Board of Directors in connection with the terms of the Purchase Agreement, any change in the present Board of Directors or management of the Issuer, including any plans or proposal to change the number or term of directors or to fill any existing vacancies on the Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

The Reporting Persons undertake to amend this Schedule 13D to the extent the Reporting Persons definitively intend any plan or proposal to affect such strategic alternatives related to each of the Reporting Persons’ respective investment in the Shares.  There can be no assurance, however, that the possible courses of action expressed in this Item 4 will be pursued or, if pursued, will be consummated by either of the Reporting Persons.

Item 5. Interest in Securities of Issuer

(a) & (b). The information from lines 7-11 of the cover page, inclusive, and line 13 of the cover pages of this Schedule 13D corresponding to each of the Reporting Persons is incorporated in this Item 5 by reference.

(c) During the last sixty days each Reporting Person has engaged in the following transactions involving the Shares:

•	On June 3, 2014, pursuant to the terms of the Purchase Agreement as described in Item 3 above, Fabrica acquired 411,650 of the Shares in exchange for a paper machine, two converting lines, Fabrica’s U.S. customer list, exclusive rights to all of Fabrica’s trademarks in the United States, and Fabrica’s covenant not to compete in the United States.

•	On June 3, 2014, pursuant to the Assignment and Assumption Agreement described in Item 3 above, Elgin acquired 274,433 of the Shares in exchange for the assignment of Elgin’s supply agreement with Fabrica which provided Elgin with exclusive supply rights with respect to Fabrica’s U.S. business.

•	On June 10, 2014, upon election to the Board of Directors of the Issuer and as described in Item 3 above, the Issuer granted Mr. Garcia an option to acquire 5,000 shares of the Issuer’s common stock pursuant to the Orchids Paper Products Company 2014 Stock Incentive Plan, which option vested immediately upon grant.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Escrow Agreements

In connection with the closing of the Purchase Agreement, Fabrica and the Issuer entered into an escrow agreement (the “Fabrica Escrow Agreement”). Pursuant to the terms of the Purchase Agreement, 125,896 Shares received by Fabrica under the Purchase Agreement shall be held in escrow for a period of twenty-four (24) months following the Closing Date to satisfy indemnification claims, if any, under the Purchase Agreement (the “Indemnification Escrow Shares”), with any Indemnification Escrow Shares remaining in escrow after such twenty-four (24) month period to be transferred to the Termination Fee Escrow Account (as defined below). Pursuant to the terms of the Supply Agreement, 285,754 Shares received by Fabrica under the Purchase Agreement shall be held in an escrow account for a period of ten (10) years following the Closing Date (the “Termination Fee Escrow Account”), to satisfy a portion of the $100 million in liquidated damages payable by Fabrica in the event of a termination of the Supply Agreement due to (i) a material breach as a result of intentional, willful or grossly negligent conduct by Fabrica, (ii) a breach of Fabrica’s covenant not to compete, or (iii) a voluntary filing of bankruptcy by Fabrica.

In addition, pursuant to the terms of the Assignment and Assumption Agreement, 274,433 Shares received by Elgin shall be held in escrow for a period of ten (10) years to satisfy certain default or liquidated damages claims, if any, under the related transaction documents.

Standstill

As a term of the Purchase Agreement, Fabrica agreed to a standstill providing that that, without the advance written consent of the Board of Directors of the Issuer, neither Fabrica nor any of its affiliates will, during the term of Fabrica’s covenant not-to-compete pursuant to the Purchase Agreement, among other things: (i) acquire (or propose or agree to acquire) more than 14.99% of the issued or outstanding securities of Orchids US; (ii) offer to enter into any business combination involving the Issuer or to purchase a material portion of the assets of the Issuer; (iii) solicit proxies to vote, or influence any person with respect to the voting of, any voting securities of the Issuer, or (iv) otherwise act alone or in concert with others to seek to control or to influence the management, the Board of Directors or policies of the Issuer.

Lockup Agreements

In connection with the Purchase Agreement, the Issuer entered into a Lockup Agreement with each of Fabrica and Elgin (the “Lockup Agreements”). Pursuant to the terms of the Lockup Agreements, Fabrica and Elgin each agrees not to offer, sell, contract to sell, pledge or otherwise dispose of or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any of the Shares, or publicly announce an intention to effect any such transaction, until the date that is ten (10) years immediately following the Closing Date, or upon the prior written consent of the Issuer.

Registration Rights Agreements

In connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement with each of Fabrica and Elgin (the “Registration Rights Agreements”). Under the Registration Rights Agreements, beginning one year following the Closing Date, Fabrica and Elgin have the right to (a) demand registration of the Shares, as applicable, on Form S-3 (“Short-Form Registration”) or (b) request to register the Shares, as applicable, on another registration statement proposed by the Issuer (“Piggyback Registration”). However, neither Fabrica nor Elgin shall demand or request a Short-Form Registration or Piggyback Registration if: (a) such Shares are transferable under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or (b) such Shares are subject to a Lockup Agreement and the demand or request is made more than 180 days prior to the termination date of such Lockup Agreement.

Pursuant to the terms of the Registration Rights Agreements, the Issuer will not be obligated to effect any Short-Form Registration within 180 days after the effective date of a previous Piggyback Registration in which Fabrica or Elgin, as applicable, was permitted to register. Further, the Issuer may postpone for up to 120 days the filing or effectiveness of a Short-Form Registration if Issuer’s Board of Directors determines that such Short-Form Registration would (i) materially interfere with a significant acquisition, corporate organization or other similar transaction involving the Issuer; (ii) require premature disclosure of material information that the Issuer has a bona fide business purpose for preserving as confidential; or (iii) render the Issuer unable to comply with requirements under the Securities Act or Exchange Act; provided that the Issuer may not use this right more than twice in any 12-month period. Fabrica’s and Elgin’s rights under the Registration Rights Agreements shall continue until three (3) years following the termination date of the Lockup Agreements.

Board Representation

In satisfaction of the Purchase Agreement, Mr. Garcia was elected to the board on June 10, 2014. The Issuer agrees to continue to use its reasonable best efforts to maintain Mr. Garcia, or such other person designated by Fabrica and acceptable to the Issuer, as a member of the Board of Directors of the Issuer through the earlier of: (i) the date of termination or expiration of the Supply Agreement, or (ii) such time that Fabrica and its affiliates, collectively, beneficially own less than five percent (5%) of the number of shares of the Issuer’s Common Stock that were outstanding as of the closing of the NYSE MKT exchange on the Closing Date.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2014	Mario Armando Garcia

/s/ Mario Armando Garcia

Date: June 13, 2014	Fabrica de Papel San Francisco, S.A. de C.V.

	By:	/s/ Mario Armando Garcia
Mario Armando Garcia

Date: June 13, 2014	Elgin Finance & Investment Corp.

	By:	/s/ Mario Armando Garcia
Mario Armando Garcia

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(k)(1)

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Orchids Paper Products Company. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of June, 2014.

/s/ Mario Armando Garcia
Mario Armando Garcia

Fabrica de Papel San Francisco, S.A. de C.V.

By:	/s/ Mario Armando Garcia
Mario Armando Garcia, President

Elgin Finance & Investment Corp.

By:	/s/ Mario Armando Garcia
Mario Armando Garcia, President